
06018909

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments


SEC MAIL
RECEIVED
PROCESSING
NOV 2 4 2006
WASH, D.C.
213
SECTION

Introduced 31/3/2000.

SUPPL

Name of entity

SOLBEC PHARMACEUTICALS LTD

ACN or ARBN	Quarter ended ("current quarter")
85 061 289 218	**30 September 2006**

Consolidated statement of cash flows

Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1 Receipts from customers		
1.2 Payments for (a) staff costs	(198)	(198)
(b) advertising and marketing	-	-
(c) research and development	(709)	(709)
(d) leased assets	-	-
(e) other working capital	(78)	(78)
1.3 Dividends received		
1.4 Interest and other items of a similar nature received	15	15
1.5 GST	(59)	(59)
1.6 Government Grant	-	-
Net operating cash flows	**(1029)**	**(1029)**

PROCESSED
DEC 0 6 2006
THOMSON
FINANCIAL

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	(1029)	(1029)
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.10	Proceeds from disposal of: (a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)		
	Net investing cash flows	-	-
1.14	**Total operating and investing cash flows**	**(1029)**	**(1029)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	1298	1298
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(400)	(400)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	**898**	**898**
	Net increase (decrease) in cash held	(131)	(131)
1.21	Cash at beginning of quarter/year to date	1283	1283
1.22	Exchange rate adjustments to item 1.20	-	
1.23	**Cash at end of quarter**	**1152**	**1152**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	43
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Director Fees and Payments for Consulting at Commercial Rates

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	400	-
3.2	Equity standby arrangements	5000	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1152	1283
4.2	Deposits at call	-	-
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.23)	**1152**	**1283**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here:  Date: 30/10/06
Company secretary

Print name: JOHN SENDZIUK

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SOLBEC PHARMACEUTICALS LTD
ABN	85 061 289 218

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony William Kiernan
Date of last notice	28 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Central Manhattan Pty Ltd as trustee of the A W Kiernan Superannuation Fund
Date of change	27 October 2006
No. of securities held prior to change	1,669,645 Ordinary Fully Paid Shares 2,000,000 Directors Options
Class	Ordinary shares and options
Number acquired	100,000 ordinary shares
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5295.06
No. of securities held after change	1,769,645 Ordinary Fully Paid Shares 2,000,000 Directors Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trading

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

Solbec/ASX/Appendix 3Y Kiernan 27-10-06